                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-15946

                                  CUSIP NUMBER
                                    247171200


[X]  TRANSITION REPORT ON FORM 10-K
[  ]   TRANSITION REPORT ON FORM 20-F
[  ]   TRANSITION REPORT ON FORM 11-K
[  ]   TRANSITION REPORT ON FORM 10-Q
[  ]   TRANSITION REPORT ON FORM N-SAR
FOR THE TRANSITION PERIOD ENDED:   DECEMBER 31, 1998

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.




PART I - REGISTRANT INFORMATION

Full Name of Registrant                  DELPHI INFORMATION SYSTEMS, INC.
Former Name if Applicable                N/A
Address of Principal Executive Office:   3501 Algonquin Road
City, State and Zip Code:                Rolling Meadows, Illinois  60008


PART II - RULES 12-b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company will be unable to timely file its Form 10-K because of certain revenue recognition issues which it has been resolving with its auditors, principally relating to the Company's adoption of SOP 97-2 (regarding revenue recognition for software licenses) for the nine month period ended December 31, 1998.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Edward J. O'Connell (CFO)                  (847)  506-3114

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             /X/ Yes     / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             / / Yes     /X/ No


Delphi Information Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 31, 1999             By:  /s/ Edward J O'Connell
                                             Chief Financial Officer